Filed by Comerica Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Sterling Bancshares, Inc.

(Commission File No. 1-34768)

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Transcript of the first quarter 2011 earnings conference call of Comerica Incorporated (“Comerica”) on Tuesday, April 19, 2011.

Any statements in this filing that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” “believes,” “feels,” “expects,” “estimates,” “seeks,” “strives,” “plans,” “intends,” “outlook,” “forecast,” “position,” “target,” “mission,” “assume,” “achievable,” “potential,” “strategy,” “goal,” “aspiration,” “opportunity,” “initiative,” “outcome,” “continue,” “remain,” “maintain,” “trend,” “objective,” “looks forward” and variations of such words and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may” or similar expressions, as they relate to Comerica or its management, are intended to identify forward-looking statements. These forward-looking statements are predicated on the beliefs and assumptions of Comerica’s management based on information known to Comerica’s management as of the date of this filing and do not purport to speak as of any other date. Forward-looking statements may include descriptions of plans and objectives of Comerica’s management for future or past operations, products or services, and forecasts of Comerica’s revenue, earnings or other measures of economic performance, including statements of profitability, business segments and subsidiaries, estimates of credit trends and global stability. Such statements reflect the view of Comerica’s management as of this date with respect to future events and are subject to risks and uncertainties. Should one or more of these risks materialize or should underlying beliefs or assumptions prove incorrect, Comerica’s actual results could differ materially from those discussed. Factors that could cause or contribute to such differences are changes in general economic, political or industry conditions and related credit and market conditions; changes in trade, monetary and fiscal policies, including the interest rate policies of the Federal Reserve Board; adverse conditions in the capital markets; the interdependence of financial service companies; changes in regulation or oversight, including the effects of recently enacted legislation, actions taken by or proposed by the U.S. Treasury, the Board of Governors of the Federal Reserve System, the Texas Department of Banking and the Federal Deposit Insurance Corporation, legislation or regulations enacted in the future, and the impact and expiration of such legislation and regulatory actions; unfavorable developments concerning credit quality; the proposed acquisition of Sterling Bancshares, Inc. (“Sterling”), or any future acquisitions; the effects of more stringent capital or liquidity requirements; declines or other changes in the businesses or industries in which Comerica has a concentration of loans, including, but not limited to, the automotive production industry and the real estate business lines; the implementation of Comerica’s strategies and business models, including the anticipated performance of any new banking centers; Comerica’s ability to utilize technology to efficiently and effectively develop, market and deliver new products and services; operational difficulties or information security problems; changes in the financial markets, including fluctuations in interest rates and their impact on deposit pricing; the entry of new competitors in Comerica’s markets; changes in customer borrowing, repayment, investment and deposit practices; management’s ability to maintain and expand customer relationships; management’s ability to retain key officers and employees; the impact of legal and regulatory proceedings; the effectiveness of methods of reducing risk exposures; the effects of war and other armed conflicts or acts of terrorism and the effects of catastrophic events including, but not limited to, hurricanes, tornadoes, earthquakes, fires, droughts and floods. Comerica cautions that the foregoing list of factors is not exclusive. For discussion of factors that may cause actual results to differ from expectations, please refer to our filings with the Securities and Exchange Commission (“SEC”). In particular, please refer to “Item 1A. Risk Factors” beginning on page 16 of Comerica’s Annual Report on Form 10-K for the year ended December 31, 2010. Forward-looking statements speak only as of the date they are made. Comerica does not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. For any forward-looking statements made in this filing or in any documents, Comerica claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

In connection with the proposed merger transaction, Comerica has filed with the SEC a Registration Statement on Form S-4 that includes a Proxy Statement of Sterling and a Prospectus of Comerica, and Sterling mailed the definitive Proxy Statement/Prospectus to its shareholders on or about April 6, 2011. Each of Comerica and Sterling may file other relevant documents concerning the proposed transaction. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about Comerica and Sterling, may be obtained at the SEC’s Internet site (http://www.sec.gov). You may be able to obtain these documents, free of charge, from Comerica at www.comerica.com under the tab “Investor Relations” and then under the heading “SEC Filings” or from Sterling by accessing Sterling’s website at www.banksterling.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

Comerica and Sterling and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Sterling in connection with the proposed merger. Information about the directors and executive officers of Comerica is set forth in the proxy statement for Comerica’s 2011 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 18, 2011. Information about the directors and executive officers of Sterling is set forth in Sterling’s Form 10-K/A filed with the SEC on April 8, 2011. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced definitive Proxy Statement/Prospectus and other relevant materials filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.

CORPORATE PARTICIPANTS

Darlene Persons

Comerica Incorporated - Director of IR

Ralph Babb

Comerica Incorporated - Chairman, CEO, President

Beth Acton

Comerica Incorporated - CFO, EVP

John Killian

Comerica Incorporated - Chief Credit Officer

Dale Greene

Comerica Incorporated - EVP Business Banking

Lars Anderson

Comerica Incorporated - Vice Chairman Business Banking

CONFERENCE CALL PARTICIPANTS

Erika Penala

BofA Merrill Lynch - Analyst

Steven Alexopoulos

JPMorgan Chase & Co. - Analyst

Rob Placet

Deutsche Bank - Analyst

John Pancari

Evercore Partners - Analyst

Ken Zerbe

Morgan Stanley - Analyst

Ken Barker

FBR Capital Markets - Analyst

Craig Siegenthaler

Credit Suisse - Analyst

Brian Klock

Keefe, Bruyette & Woods - Analyst

Brian Batory

Jefferies & Co. - Analyst

Terry McEvoy

Oppenheimer & Co. - Analyst

Gary Tenner

Soleil Securities - Analyst

Michael Rose

Raymond James & Associates - Analyst

Brent Erensel

Portales Partners - Analyst

PRESENTATION

Operator

Good morning. My name is Ashley and I’ll be your conference Operator today. At this time, I would like to welcome everyone to the Comerica first quarter 2011 earnings conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question and answer session. (Operator Instructions) Thank you.

I would now like to turn today’s conference over to Darlene Persons, Director of Investor Relations. Ma’am, you may begin your conference.

Darlene Persons - Comerica Incorporated - Director of IR

Thank you, Ashley. Good morning and welcome to Comerica’s first quarter 2011 earnings conference call. Participating on this call will be our Chairman Ralph Babb, our Chief Financial Officer Beth Acton, our Chief Credit Officer John Killian, Lars Anderson, Vice Chairman of Business Bank; and Dale Greene, Executive Vice President of the Business Bank. A copy of our press release and presentation slides are available on the SEC’s website as well as in the Investor Relations section of our website Comerica.com. As we review our first quarter results we will be referring to the slides which provide additional details on our earnings.

Before we get started, I would like to remind you that this conference call contains forward-looking statements. And in that regard, you should be mindful of the risks and uncertainties that can cause future results to vary from expectations. Forward-looking statements speak only as of the date of the presentation and we undertake no obligation to update any forward-looking statements. I refer you to the Safe Harbor statement contained in this release issued today as well as slide 2 of the presentation which I incorporate into this call, as well as our filings with the SEC.

Also, this conference call will reference non-GAAP measures, and in that regard I would direct you to the reconciliation of these measures within this presentation.

Now, I’ll turn the call over to Ralph.

Ralph Babb - Comerica Incorporated - Chairman, CEO, President

Good morning. Turning to slide 3, today we reported first quarter net income of $103 million or $0.57 per share, an increase of 8% over the fourth quarter of 2010, primarily driven by reduced credit costs and good control of expenses. First quarter revenue was down 3% from the fourth quarter, primarily driven by lower total average loans which decreased $448 million or 1% compared to the fourth quarter of 2010. Among the many encouraging and positive signs we saw in the first quarter were loan growth in our Global Corporate Banking, Energy, and Middle Market lines of business, and an acceleration of loan growth in Texas. These were more than offset by our planned and continued reductions in Commercial Real Estate and by a decrease in Mortgage Banker Finance.

In Texas, average loans increased $389 million or 6%, with increases in all major business lines other than the expected reductions in Commercial Real Estate. Average core deposits were up $290 million or about 1% from the fourth quarter of 2010. With respect to credit quality, the first quarter results displayed a continuation of the steady improvement we have seen in our credit metrics the last six quarters. First quarter net credit-related charge-offs decreased $12 million with a significant decline in Commercial Real Estate, partially offset by an increase in Middle Market net charge-offs. The increase in Middle Market net charge-offs was primarily the result of several previously identified problem loans that are working their way through the collection process. As a result of the broad-based improvement we have seen in credit quality, the provision for loan losses decreased $8 million.

Our credit culture has served us well. It is one of our key strengths and has resulted in some of the best credit metrics among our peers. We continue to manage our expenses effectively as noninterest expenses were down 5% from the fourth quarter of 2010. Our capital position remains strong. Our Tier 1 capital ratio is estimated to be 10.37% at March 31. In addition, the quality of our capital remains solid as evidenced by a tangible common equity ratio of 10.43%. Assuming a continuation of the modest growth in the economy, we would expect to be an active repurchaser of shares for the balance of 2011.

Turning to our Sterling acquisition in slide 4, we are excited about our pending acquisition of Sterling Bancshares. Sterling has a very appealing branch network located in one of the fastest growing markets in the U.S. The acquisition almost doubles our presence in Houston, provides an entry into the San Antonio market, and complements our banking center network in Dallas-Fort Worth. Also, the composition of Sterling’s deposits is very attractive with a relatively large component of noninterest-bearing deposits. We are pleased with the timing of this acquisition as we are gaining momentum in our Texas market. We believe Sterling gives us the ability to leverage additional marketing capacity to offer a wide array of products through a larger distribution network, particularly to Middle Market and Small Business companies. We do not see any significant changes to the estimated synergies, merger related charges, and loan marks we provided in January when we announced the acquisition.

Sterling also reported first quarter 2011 earnings today and they were consistent with our expectations. We expect a smooth integration given the size of the transaction and our in-depth knowledge of the Texas market. We continue to be on track to close the acquisition in the second quarter subject to customary closing conditions including regulatory and Sterling shareholder approvals. Preparations for the integration of Sterling are moving forward, as planned. We expect to complete the systems conversions in the fourth quarter, and anticipate a smooth and seamless transition. The more work we do and the better we get to know Sterling, the more confident we are in the fit of our two organizations.

Turning to the economy, the tragic earthquake and tsunami in Japan, the continued unrest in the Middle East, and increasing food and energy prices here in the U.S. appear to be dampening confidence and spending somewhat, while fueling inflation fears. Even with these headwinds, the national economy continues to move forward, perhaps at a slower pace given the challenges I just noted. Throughout our geographic footprint, customers and prospects remain optimistic in this uncertain environment. This can be seen in our loan pipeline, which is strong. Reflecting on what we are seeing across our geographies, our Chief Economist, Dana Johnson, believes that the Texas economy should outperform the national economy in 2011 just as it did in 2010. Texas has a growing population and the pro-business climate in the state attracts companies of all sizes. We believe we are ideally positioned to capitalize on the growth opportunities here, underscored in the first quarter by loan growth in Texas in all major lines of business except Commercial Real Estate. Loan commitments are also up in the state and we see good deposit growth and excellent credit quality.

In California, our Chief Economist expects the state economy to make modest gains in 2011, calling it a hesitant recovery. Still, we are seeing some good opportunities in the state, particularly in Middle Market and Global Corporate Banking. Loan commitments are also up in California. Michigan is a state on the road to a comeback with its economy improving at a solid pace. Unemployment in Michigan is down 3.5 points since year-end 2010. The auto and auto parts sector has played a key role in the state’s recent economic growth, with strong auto sales leading the way. Our national dealer services business is up in the state and Middle Market had the best first quarter for new business in 5 years.

Looking ahead, we expect to see improvement in the earnings power of our bank this year compared to last year based on the expectation of moderate economic improvement. We have improved our outlook for net interest income in 2011 while reaffirming the other components of our outlook that were provided in January. Finally, we intend to continue our share repurchase program and maintain our strong capital which will support our growth as the economy improves. We believe we are in the right markets with the right people and products to build upon our momentum going forward.

And now, I’ll turn the call over to Beth and John who will discuss our first quarter results in more detail.

Beth Acton - Comerica Incorporated - CFO, EVP

Thanks, Ralph. Turning to slide 5, which provides highlights of the financial results for the first quarter compared to the fourth quarter. Net income increased 8% from the fourth quarter. Improving credit quality and careful expense management offset muted loan demand in a slowly growing economy. Average loans decreased 1% as a result of the continued run-off of Commercial Real Estate, as expected, as well as the 49% decline in Mortgage Banker Finance. This was partially offset by loan growth in several business lines and an acceleration of loan growth in Texas. Deposit growth continued in the first quarter with average core deposit levels increasing 290 million from the fourth quarter. The net interest margin decreased 4 basis points in the first quarter to 3.25% primarily a result of higher excess liquidity and maturities of interest rate swaps. Expenses were well-controlled, decreasing 5% over the fourth quarter.

Broad-based improvement in credit quality continued. Net credit-related charge-offs decreased by 12 million from the fourth quarter to 101 million. Inflow to nonperforming loans, total nonperforming loans and watch list loans all declined. These continued positive trends led to an $8 million decline in the provision for loan losses to 49 million. Our capital position remains strong as evidenced by our Tier 1 common capital ratio of 10.37%.

Turning to slide 6, average loan outstandings increased in the first quarter in Global Corporate Banking, Energy, Middle Market, as well as National Dealer Services and Technology and Life Sciences. Lower average outstandings in the first quarter were primarily a result of a large decrease in Mortgage Banker Finance as high consumer refinance volumes in the fourth quarter declined. Commercial Real Estate also decreased and is expected to continue to decline for the foreseeable future as there have been few new origination opportunities. In total, average loans of 39.6 billion declined 448 million or 1% in the first quarter.

Loan growth in Texas accelerated in the first quarter, with average loans increasing 389 million or 6% after a $78 million increase in the fourth quarter. This growth was noted in all major lines of business with the exception of Commercial Real Estate. Line utilization for the portfolio as a whole was down about 1 percentage point to 44% as the increase in commitments was greater than the change in outstandings. Commitments increased in Texas and the Western market. Our loan pipelines remain strong and grew in the first quarter across most lines of business. The chart on the slide shows that Comerica’s Commercial and Industrial loans declined at a slower pace for several quarters. And now in the first quarter, C&I loans are growing at a faster pace than the average bank, as indicated by the Federal Reserve’s weekly H8 data.

As shown on slide 7, core deposit growth was strong in the first quarter. Average core deposits increased 290 million as money-market and NOW deposits increased 495 million. This was partially offset by a decline in noninterest-bearing deposits of 148 million and $93 million decline in customer CDs. Increased average deposits were noted in the Midwest and Texas markets which were partially offset by a decrease in the Western market. By line of business, deposit growth was led by Global Corporate Banking, Technology and Life Sciences, and personal banking.

As outlined on slide 8, the net interest margin of 3.25% decreased 4 basis points compared to the fourth quarter. An increase in excess liquidity was a key reason for the decrease in the margin. Excess liquidity was represented by an average of $2.3 billion deposited with the Federal Reserve in the first quarter. This was a $500 million increase from the fourth quarter. The increase was due to strong deposit growth which was more than we had anticipated. Loan yields were modestly lower, partially reflecting lower contribution from maturing interest rate swaps. We have not seen any material loan spread compression, only selectively for larger better rated companies. Our balance sheet remains well positioned for rising rates. We believe that a 200 basis point increase in interest rates over a 12-month period, equivalent to a 100 basis point increase on average, would result in about $100 million increase in annual net interest income.

Turning to slide 9, noninterest expenses declined 5% or 22 million from the fourth quarter. The decline was primarily due to a $17 million decrease in salaries expense and a $5 million one-time charge recognized in the fourth quarter related to the redemption of our trust preferred securities. These decreases were partially offset by a $7 million increase in employee benefit expense, which primarily pension. Lower salaries expense was a result of an $8 million decline in business units and executive incentives, a $6 million decrease in severance expense, and two less days in the first quarter which contributed 3 million to the decrease. This was partially offset by an increase in share-based compensation expense of 5 million related to annual share-based grants for retirement eligible employees in the first quarter.

Our largest expense item is salaries and therefore we carefully manage the size of our workforce. We have consistently reduced our workforce over the past several years. Our workforce decreased by approximately 3% from year ago levels. We are operating with 17% fewer people today than we were in 2007 when the recession began.

Now, John Killian, our Chief Credit Officer, will discuss credit quality starting on slide 10.

John Killian - Comerica Incorporated - Chief Credit Officer

Good morning. In the first quarter, we saw continued broad-based improvement in credit quality. The first quarter marked the seventh consecutive quarter of decline in net charge-offs. Net credit-related charge-offs decreased 12 million to 101 million. Nonperforming assets declined 131 million. Foreclosed property declined 38 million. Loans past due 90 days or more and still accruing increased 10 million to 72 million, but remain at low levels. And the watch list, which is the best early indicator we have for future credit quality, declined 376 million. The watch list is primarily comprised of special mention, substandard and nonaccrual loans. Two-thirds of the decline was in the special mention category reflecting the positive migration patterns we have been seeing across the portfolio. The watch list has declined 3.1 billion since the peak in the third quarter of 2009.

The improvement in all of these metrics led to a decrease in the provision for loan losses to 49 million. The provision for loan losses decreased 8 million primarily due to reductions in Commercial Real Estate, Global Corporate Banking, Private Banking, and Specialty Businesses, partially offset by an increase in Middle Market. As one consequence of the tragic events in Japan, we have seen an impact on vehicle production. We believe the impact in our portfolio will be temporary and we do not anticipate any long-lasting effect on our dealer floor plan or auto supplier businesses.

Turning to slide 11, the provision was less than charge-offs for the fourth consecutive quarter, reflecting our overall credit performance including improving migration trends. Net charge-offs of 101 million declined 12 million from the fourth quarter reflecting decreases in net charge-offs of 29 million in Commercial Real Estate, 13 million in Private Banking, and 7 million in the Specialty Businesses. This was partially offset by a 36 million increase in Middle Market. The decrease in Commercial Real Estate net charge-offs reflects the fact that we have been proactive in assessing values throughout the cycle, and taking marks when required. We believe the Commercial Real Estate industry will have a prolonged recovery and we will continue to work through our Commercial Real Estate problem loans.

The increase in Middle Market charge-offs is a result of several previously identified problem loans that are working their way through the collection process. Based on our analysis of Middle Market default rates, risk rating migration patterns, as well as the watch list and nonaccruals which were stable, we believe that the increase in charge-offs this quarter is not a trend. The allowance for credit losses decreased 55 million and was 2.17% of total loans and 82% of total nonperforming loans. Recoveries remain strong at 22 million. While this is a decrease from 27 million in the fourth quarter, it is double the amount recovered a year ago. We sold 60 million of nonperforming loans in the quarter as well as 35 million in performing loans. In total, prices approximated our carrying value. The recoveries, as well as the loan sales, reflect the fact that we have remained prudent in the marks we have taken throughout the cycle.

Turning to slide 12, total nonaccrual loans decreased 84 million to 996 million. The largest portion of the nonaccrual loans continues to be the Commercial Real Estate line of business which declined 53 million in the quarter. Nonaccruals also decreased 19 million in the Specialty Businesses, and Middle Market was stable. By geography, nonaccrual loans decreased in the Western market by 64 million and Texas by 39 million. Midwest nonaccrual loans were up 33 million. Foreclosed property decreased 38 million as we successfully sold a number of properties at or above carrying value. ORE expense increased as a result of lower gains on sales than in the fourth quarter of 2010 but was significantly lower than the first quarter 2010.

Total Troubled Debt Restructurings, or TDRs, increased 37 million to 202 million in the first quarter. Of the total TDRs, 56 million were accruing, 34 million were reduced rate and 112 million were nonaccrual. We review workout strategies, reserves, and carrying values for each individual nonperforming loan at least quarterly. This proactive strategy has contributed to the decline in net charge-offs, as well as an average carrying value of our nonaccrual loans of 54% compared to contractual values.

Slide 13 provides detail on our Commercial Real Estate line of business. The planned run-off in Commercial Real Estate continues. Total outstandings of 3.5 billion were down over 1 billion from a year ago. Net charge-offs for Commercial Real Estate were 11 million in the first quarter, a decrease of 29 million from the fourth quarter. A net recovery of 1 million was recorded in residential properties. Inflows to nonaccruals greater than 2 million, total nonaccruals and watch list loans all decreased in the first quarter. Values have stabilized and even improved in certain locations.

To conclude on credit, we are pleased with the continued improvement in credit quality, including migration trends. Our outlook for credit quality for 2011 has not changed from what we provided in January. We continue to expect full year 2011 net credit-related charge-offs of 350 to 400 million. We expect the provision for credit losses will be 150 to 200 million.

Now, I’ll turn the call back to Beth.

Beth Acton - Comerica Incorporated - CFO, EVP

Thanks, John. Turning to slide 14. Our capital position continues to be strong and our capital quality is among the best in our peer group. Historically, we have been active capital managers. We expect to remain cautious in managing our capital until the economy is on sounder footing and we have more clarity on regulatory capital requirements. Effective January 1, we doubled our quarterly dividend to $0.10 per share. In addition in the first quarter we commenced our share repurchase, buying back 400,000 shares. Looking ahead, shareholder distribution, including dividends and share repurchases, will be a function of earnings strength. We continue to target an annual earnings payout ratio, including dividends and share repurchases, up to 50% of full-year earnings. We do not expect this target to be impacted by the Sterling acquisition.

Slide 15 provides our outlook for the full year 2011 compared to full year 2010. As has been our practice, we expect to update our outlook each quarter when we announce our financial results. Please note that this outlook does not include any impact from the pending acquisition of Sterling Bancshares. There is no change in our expectations for loans in 2011. We continue to expect a low single digit decline in average loans as growth in commercial loans will be muted by continued run-off in Commercial Real Estate loans. Excluding the Commercial Real Estate line of business, we expect a low single digit increase in average loans. We expect that commercial loan growth momentum will build as the year progresses and the economy improves.

Average earning assets of approximately 48.5 billion is expected for 2011. This is slightly higher than the expectation we had in January due to the higher excess liquidity in the first quarter. Excess liquidity is expected to dissipate throughout the year due to debt maturities, combined with the slowing of deposit growth, and increasing loan growth. We expect a net interest margin of 3.25% to 3.30%. This represents an improvement over our prior outlook as prepayments in the investment securities portfolio have slowed and the reinvestment rate is higher than we had anticipated. We expect the margin in the second half of the year to be stronger than in the first half due to lower excess liquidity. As a reminder, changes in excess liquidity and the resulting impact on earning assets and the net interest margin have no meaningful impact on net interest income.

As John mentioned our credit outlook is unchanged. Also, our outlook for noninterest income, noninterest expense, taxes, and capital management have not changed. In the event that the Durbin Interchange rules are delayed we would expect our 2011 noninterest income would be stable relative to 2010.

In closing, we weathered the challenges of the economic cycle well, maintaining strong liquidity, solid capital, tight control of expenses, and with credit metrics that are among the best in our peer group. As the economy improves and interest rates increase, we expect to see loan growth and margin expansion. We expect to accelerate our growth in Texas with the pending Sterling Bank acquisition. We believe we are ideally positioned for the future.

Now, we would be happy to answer any questions.

QUESTION AND ANSWER

Operator: [Operator Instructions] Our first question comes from the line of Erika Penala with Bank of America Merrill Lynch.

<A – Ralph Babb>: Good morning.

<Q – Erika Penala>: Good morning. My first question is on your priorities for capital distribution on more of a medium term basis, because even if I assume a significant pickup in loan growth post Sterling and I buy back shares, and I increase your dividend, you still have plenty of Tier 1 common on a Basel III basis. I guess my question is, what is your appetite clearly after you’ve well integrated the Sterling deal for dipping your toe into M&A waters again?

<A – Ralph Babb>: Well, as we’ve said in the past, that we’re always looking for opportunities. If the opportunity is there and it fits – and when I say fit, it needs to be in one of our major metropolitan areas, at least partially in either California or Texas, and like when we talk about Sterling, has a customer base that is very similar to ours and a culture within their organization that would fit into ours, because we want to use acquisitions for growth and opportunity, not just a consolidation. So we are very careful as we look at opportunities and I think that is apparent when you look at the way we built out California. That was approximately ten years ago with an acquisition in Southern California and now the opportunity that Sterling has provided in joining us in the Houston market. But we’re always looking for those type of opportunities.

<Q – Erika Penala>: Okay. And my follow-up question is on – is the – when you mentioned that 200 basis point increase in rates would increase your net interest income by $100 million, I was wondering what kind of attrition assumption you were using for corporate DDAs?

<A – Beth Acton>: We don’t disclose a lot of the detail on the assumptions around the modeling there. We do make reasonable assumptions in the context of the economic environment. It would be our expectation that we will see, at some point, DDA decline. We actually have been surprised that it has been growing so well for so long and I think there are a number of factors that caused, frankly, a re-intermediation of deposits into the bank system and including efforts that we’ve simply made to improve our deposit gathering capabilities. But we do have an expectation that DDA will decline. It has declined slightly in the first quarter, but I don’t think it will be at kind of the pace that perhaps it has historically been. It feels like corporations are having a bias toward to maintain more liquidity than they have in the past.

<Q – Erika Penala>: Okay. Thank you.

<A – Ralph Babb>: Thank you.

Operator: And our next question comes from the line of Steven Alexopoulos with JPMorgan.

<A – Ralph Babb>: Good morning, Steven.

<Q – Steven Alexopoulos>: Hi. Good morning, everyone.

<A – Speaker>: Good morning.

<Q – Steven Alexopoulos>: I want to start – maybe we can talk about the commitments outstanding. Because I noticed that commercial lending fees were down and the reserve for unfunded commitments was down a bit. Can you talk about the change in commitments outstanding in the quarter and maybe what the pipeline looks like going into 2Q?

<A – Ralph Babb>: Okay. I’m going to ask Dale to answer that question.

<A – Dale Greene>: Sure. Hi, Steve. Well, as we indicated, the pipeline continues to be strong and we continue to see commitments grow. Obviously, the utilization rate is down a point or so from last quarter, due to the fact that commitments are growing at a faster rate than outstandings. So I’m looking forward to the economy picking up so that we get this utilization rates increase, which I think will have a fairly significant increase in our outstandings. So, and these commitments, by and large, are across pretty much all of our business lines. We’re certainly seeing strength in the Middle Market. We’re certainly seeing strength in TLS and Energy, Global, Corporate, and even within Michigan we’re beginning to see some activity, even though it’s at a somewhat slower pace. So it is there. Structures are still pretty decent. Pricing is still pretty decent. There is some pressure, of course, competitively there, which you would expect from where we are. But pipelines continue to grow and our commitments to commit continue to be strong which is the quality piece of the backlog.

<Q – Steven Alexopoulos>: Thanks. Thanks, Dale.

<A – Dale Greene>: Sure.

<Q – Steven Alexopoulos>: Maybe just a follow-up on capital, just following up on comments that you plan to be active with share buyback in 2011. One, related to the Sterling deal, when will the window open when you can start buying back stock? And then, second, it looks like you may have tweaked the guidance a bit, focusing on full year, payout of 50%. Is this a signal that you’re increasing the amount of shares you expect to buy back in 2011?

<A – Beth Acton>: The guidance we gave in January was that we would pay – it would be less than 50%. We have – to your point, we wanted to make it clear because the payout in the first quarter was not at close to that level. We wanted to make it clear that we do intend to repurchase shares as well as including the dividend up to the 50%. So there will be a variation by quarter, a little less in the first quarter. We would anticipate when you add up the quarters together for the full year, we would be close to that 50%.

<Q – Steven Alexopoulos>: And, Beth, any blackout windows related to the Sterling deal?

<A – Beth Acton>: We don’t have any inhibitors to allow us to accomplish what we need to accomplish for share repurchase related to Sterling.

<Q – Steven Alexopoulos>: Okay. Thanks.

<A – Ralph Babb>: Thanks.

Operator: And our next question comes from the line of Matthew O’Conner with Deutsche Bank.

<A – Ralph Babb>: Hi, Matt.

<Q – Rob Placet>: Hi. This is actually Rob Placet from Matt’s group. Good morning.

<A – Ralph Babb>: Okay. Good morning.

<Q – Rob Placet>: First question, as it relates to your Commercial Real Estate portfolios, they’ve been declining for some time, how much more runoff do you think you’ll have here? And any sense of when you’ll see growth in your core Commercial portfolios more than offset additional declines in Real Estate?

<A – Ralph Babb>: Dale?

<A – Dale Greene>: Sure. This is Dale. I’ll answer that. It’s an interesting situation because as you know, we’ve been working on our Real Estate portfolio, Commercial Real Estate for some time, which at the end of the day I think has been a good thing because we got in front of a lot of the issues pretty early. The liquidity in the market has increased the – a lot of our real estate projects, the vast majority of the construction has completed. So that risk is gone, and most of these projects are performing reasonably well, leasing up nicely and so forth. So they’ll be more likely to go to an end market. We are not typically looking for a permanent loan market. We are obviously construction lenders. With that said – so we’ll continue to see some run up as we have seen. But we are seeing more opportunities, particularly on the multifamily side and particularly in California and Texas. Those properties have fared well during this downturn, and I think they’re great opportunities to grow there and we are doing that now. But we won’t grow enough, just looking at that piece, to offset the decline in Commercial Real Estate. So I suspect we’ll continue to see runoff in that book certainly through the rest of this year.

<A – Beth Acton>: But you had also asked about loans, kind of the inflection point on loans and I think our expectation is that we would begin to see that stabilize even with Commercial Real Estate in the second [indiscernible] – looking into the second half of the year.

<A – Dale Greene>: And to the point on mortgage banking for a moment, because that was obviously a key ingredient to average loans declining in the quarter, there was a huge runoff, particularly in the fourth quarter, of consumer refis given the rate environment. The rate environment has changed. The refis are way down. So we fell off from about 1 billion or so in Mortgage Banking outstandings down to something closer to 500 million. My expectation would be that we’re not going to see certainly any significant declines from the level we’re at today. We may see a little better improvement there, but certainly we wouldn’t expect to see the level of fall off, which would really be the rest of the portfolio because it’s fallen so dramatically. I think we’ve seen kind of a – close to a stabilization in that particular book.

<A – Beth Acton>: And I think if you look at it, if you excluded Mortgage Banker Finance decline in the first quarter, we actually would have been up even with Real Estate, Commercial Real Estate runoff.

<A – Speaker>: [indiscernible]

<A – Dale Greene>: Yes, that’s the key.

<A – Ralph Babb>: Right.

<A – Dale Greene>: That’s the key.

<Q – Rob Placet>: Okay. Thanks. And just a follow-up on your loan pipeline improving this quarter. What do you think it’ll take for this to translate into actual loan growth?

<A – Dale Greene>: Well, my view is employment growing, the economy getting some legs under it a bit. As Ralph said in his comments and as you all know, there’s been so many sort of disruptions, whether it’s the issues that occurred in Japan, the Middle East itself, which is still not stable, energy prices, food prices increasing, there’s still a lot of concern, I think, about where this economy is today and, in fact, where it’s headed. So I think until there’s more clarity. Frankly, that’s one of the reasons I think deposits continue to increase is corporations are very conservative today, holding on to more liquidity, which will probably continue to be the case even as the economy rebounds. So I wish I knew the answer to that. All I can tell you is that the economy has got to look a little better and be more predictable and part of that is just employment growth to me. We are starting to see some of that, but it’s very, very modest right now.

<A – Ralph Babb>: Yeah, and as Dale said, that’ll build confidence and I think that’s kind of the one thing that’s of concern at the moment are the various things that Dale reiterated.

<A – Dale Greene>: Right.

<A – Ralph Babb>: People want to feel like things are stable and as confidence builds, you’ll start to see people move out and invest for the future. They’re getting positioned and it’s still a positive tone, but I think it needs a period of time where people can see exactly what’s happening, even if it’s slow, so that they have confidence in investing and thinking about returns for the future.

<A – Dale Greene>: Right.

<Q – Rob Placet>: Okay. Thanks very much.

Operator: And our next question comes from the line of John Pancari with Evercore.

<Q – John Pancari>: Good morning.

<A – Ralph Babb>: Good morning, John.

<Q – John Pancari>: In terms of your margin outlook, the modest increase in your outlook, it implies a pretty good pickup in the trajectory in the margin. Can you just talk about your thought process and how you get there? Is it more so a function of the improving loan trends or a deposit class?

<A – Beth Acton>: The – we did, as you said, revised upward our outlook for net interest margin. And we did also indicate in the – in our comments that we would expect the second half margin – in the second half of the year to be higher than the first half. And primarily, that’s due to the fact that it is our expectation that excess liquidity will be lower in the second half than the first half, primarily all driven by three factors. One is, we have debt maturities of 1.4 billion, which are in second and third quarters. And we expect the deposit growth to at least stabilize and perhaps go down. And as I mentioned earlier, we expect loan growth to begin to head in a positive direction. So all of those work together to have excess liquidity be lower in the second half of the year, which helps the rate margin improve.

<Q – John Pancari>: Okay. So that does assume some run off in your deposit base?

<A – Beth Acton>: Some, but it’s combined with 1.4 billion of debt maturities and also loan – traction on loan outstandings increasing at some point.

<Q – John Pancari>: Okay. All right. And then in terms of securities portfolio, can you just update us on your plans for the portfolio and if you’re looking to essentially reinvest cash flows into the loans as loan growth improves?

<A – Beth Acton>: Yeah, we have indicated that we would still expect that our portfolio, the available for sale portfolio, excluding our auction rate securities, would be about the $6.5 billion level. That can vary up and down around any quarter, but we would – we don’t have any change in that outlook. That continues to be the case. So we are reinvesting the prepays that come on the mortgage backed securities into additional mortgage backed securities, so to maintain the average outstandings about the 6.5 billion, excluding auction rate securities.

<Q – John Pancari>: Okay. All right. And do you have the monthly or the quarterly cash flows coming off of the book?

<A – Beth Acton>: Well, what I can say is we have – you’re talking about the mortgage-backed portfolio?

<Q – John Pancari>: Right. Or the securities portfolio in total, whichever you have in terms of the total cash flow.

<A – Beth Acton>: Yeah. Well, the – we are seeing our – prepays on the mortgage backed securities portfolio peaked in December, and in March those levels were half of the prepay levels they were in December. So we’ve seen a – the prepay levels significantly decline so the reinvestment of cash flow is obviously a lot less in the month of March than it was in December.

<Q – John Pancari>: Great. All right. Thank you.

<A – Ralph Babb>: Thank you.

Operator: And our next question comes from the line of Ken Zerbe with Morgan Stanley.

<A – Ralph Babb>: Good morning, Ken.

<Q – Ken Zerbe>: Good morning. You mentioned in the press release that you had some swaps that ran off in the quarter. Do you guys have any plans to put on additional swaps or, I guess, in any other way change your asset sensitivity profile?

<A – Beth Acton>: With interest rates so low, that’s why we enter into interest rate swaps is to hedge the down side risk, because we’re more impacted, as you know, from our balance sheet structure to falling rates. Because we don’t anticipate rates falling any further, it is not our bias to put on additional swaps because there’s no protection provided, really, for falling rates if you don’t expect it. As rates begin to rise, and they will at some point, we will be evaluating, obviously, interest rate swaps and hedges as we look towards the next downturn in rates, but that’ll be a while, as you can imagine.

<Q – Ken Zerbe>: Yeah. Okay. And then just one quick question, the other noninterest income line looks like it was up about 17 million year-over-year and sort of drove the total noninterest income up. Just remind us, what was in that number and is that particular line item sustainable?

<A – Beth Acton>: You’re referencing year-over-year?

<Q – Ken Zerbe>: Yeah, I mean – yes, the 37 million this quarter.

<A – Beth Acton>: There were a number of things in that category this quarter compared to year ago levels. We mentioned principal investing and warrants were higher in the first quarter of this year versus last. We also had deferred comp, which was a higher number, deferred compensation asset returns in the first quarter this year. We also had higher customer derivative income. Some of those, the principal warrants and deferred comp fluctuates from quarter-to-quarter depending on the market returns in the marketplace. Customer derivative, we’ve made good improvements over the last year in terms of more activity in that realm. Principal investing and warrants, again, can be more variable from quarter-to-quarter. So they’re – it’s hard to answer the question on which – what kind of the run rate is there, but we’ve certainly seen nice improvements over the last year.

<Q – Ken Zerbe>: Okay. No, that helps. Thank you.

<A – Ralph Babb>: Thank you.

Operator: And our next question comes from the line of Paul Miller with FBR.

<A – Ralph Babb>: Hi, Paul.

<Q – Kevin Barker>: How are you doing? This is Kevin Barker for Paul Miller here.

<A – Ralph Babb>: Okay. Welcome.

<Q – Kevin Barker>: I wanted to get into the Texas market and some of the stuff you’ve seen on C&I, what specific markets, is it specifically Houston or elsewhere, and is it all C&I? I’m just wondering if you can delve into the loan growth there?

<A – Ralph Babb>: Okay. Lars, do you want to…?

<A – Lars Anderson>: Yeah. Frankly in the Texas market, I would say very broadly speaking has been good for us across a number of industry groups. If you look at what we reported, clearly our Energy group is – has been a nice source of growth. However, our just kind of core Middle Market lending has continued to show very, very nice results both in commitments and in outstanding. Frankly, I think with the acquisition of Sterling, it really positions us to take advantage of Houston and introduces us, in a broader sense, into a very attractive San Antonio market and really firms up our Dallas presence. So I would really characterize it as a – kind of a broad based across the Texas market and our industry groups.

<Q – Kevin Barker>: Okay. Thank you.

<A – Ralph Babb>: Thank you.

Operator: And our next question comes from the line of Craig Siegenthaler with Credit Suisse.

<A – Ralph Babb>: Good morning.

<Q – Craig Siegenthaler>: Good morning. Just – first, I just want to hit on loan growth here and really C&I loan growth specifically. Was there any kind of large, unusual pieces that kind of went in the fourth quarter, went out the first quarter that may have hurt the comparison? And also, kind of net/net what’s really driving the trend here? Is it really kind of increased competition and your desire to maintain attractive pricing or is it really kind of lower demand in maybe some of your markets?

<A – Ralph Babb>: Dale, do you want to take that?

<A – Dale Greene>: Yeah. I think that, overall, there wasn’t anything in particular, if you will, that went in and out in terms of new, sort of the things we looked at in the fourth quarter and the things we booked, the strong backlog and so forth. Because, again, a lot of the things we booked in the fourth quarter, some of which had draw down and some didn’t, some of those commitments. Clearly mortgage banking was the key issue in the quarter that we just talked about. It’s hard to, if you will, offset 500 and some million of reduction quarter-over-quarter in outstandings in Mortgage Banking, especially when you couple that with the runoff of Commercial Real Estate in the quarter of about another 300 million. If you, for the moment, set that on the side of the table and as we’ve talked about before, you look at where we’ve seen the growth, it’s where you’d like to see it. It’s in the growth markets. It’s in Middle Market. It’s in Energy, it’s in TLS, it’s in Dealer. So those things continued to do well. We’re seeing 5%, 6% growth rates typically there, Middle Market about 1%. We’re competitive. We understand. We have pricing disciplines and we understand that, at the end of the day, we’re going to underwrite credit the way we’ve always underwritten credit, because we’ve all seen how well that positions us in a kind of tough economy we’ve been through. But we are very competitive in our markets. I think we’ve got a reputation, particularly in our Specialty Businesses, and we have a lot of Specialty Businesses. But we’ve been Middle Market – strong Middle Market lenders for years. So is the competition tough? Sure. But I think if we’re – we’re always going to be in a deal that we want to be in and chances are, given typically the relationships we have, we’re going to win the day.

<A – Beth Acton>: And I’d like to add that actually if you compare the lines of business growth in the first quarter, there were more lines of business growing –

<A – Dale Greene>: Right.

<A – Beth Acton>: – than there were in the fourth quarter.

<A – Ralph Babb>: Right.

<A – Beth Acton>: And, again, Mortgage Banker is a big impact, but apart from Mortgage Banker, we had more lines of business growing in the first quarter than we did in the fourth.

<A – Speaker>: Right.

<A – Ralph Babb>: And the deals held up well.

<A – Dale Greene>: Yeah. And our margin – our loan margins were, I think, look really good in the quarter as well. So that just speaks to what I said in terms of our pricing discipline.

<A – Ralph Babb>: It is building relationships. It is not just playing price.

<A – Dale Greene>: Yeah. Connectivity matters.

<A – Ralph Babb>: Right.

<Q – Craig Siegenthaler>: Thanks. And I heard you kind of qualify the loan pipeline, the C&I loan pipeline as improving and stronger. Is there any way you can help us think about it quantitatively, roughly what it’s done quarter over quarter?

<A – Dale Greene>: No. We don’t talk about that, but just suffice it to say that our commitments to commit, which to me – what that simply means is we’ve approved something. We’ve been working with a client, whether it’s an existing client or a new client, we’ve approved something. We put it in front of them. They’re considering it and in many cases they’ve already signed it saying, yes, we’re going to go with you. We’re going to move our relationship. I emphasize relationship. That commitments to commit number is stronger and it has been improving, I think, steadily over the last few quarters. I look at that as really the quality aspect of the pipeline.

<Q – Craig Siegenthaler>: Got it. All right. Great. Thank you, guys.

<A – Ralph Babb>: Thank you.

<A – Dale Greene>: Thank you.

Operator: And our next question comes from the line of Brian Klock with KBW.

<A – Ralph Babb>: Good morning.

<Q – Brian Klock>: Good morning, everyone. Just a follow up on that one, Dale. Do you actually give us the amount of your actual commitments quarter to quarter? I know you said that utilization rates were down because of the increase in commitments. But do you actually have a dollar amount of those commitments?

<A – Dale Greene>: I don’t – do we disclose that? The dollar amounts?

<A – Beth Acton>: The commitments are up –

<A – Dale Greene>: They’re just –

<A – Beth Acton>: – in Texas and Western. They are down somewhat in Midwest. So they are not up a lot. They are up – they were up nicely in the fourth quarter, up a lesser amount in this quarter in total, but impacted a little by a reduction of some commitments in the Midwest. So Texas and Western, commitments were up in the quarter.

<A – Dale Greene>: A lot of our key businesses, commitments were up. There were some offsets elsewhere. The point there is the utilization rates were not as high, obviously, probably 44% from about 45 a quarter ago. So utilization is still a key issue for us.

<A – Beth Acton>: And I want to hearken back to what Dale said about commitments to commit because we’ve talked about that number before. In the third and the fourth quarters, those were about 800 million commitments to commit. They were 1.3 billion in the first quarter.

<A – Ralph Babb>: Right.

<A – Beth Acton>: So up very nicely. And those are a better indicator than the pipeline –

<A – Dale Greene>: Right.

<A – Beth Acton>: Because in the end, the pipeline doesn’t all turn into actual commitments. So commitments to commit, as Dale mentioned, we’re in the last phases of documentation and all the things that go into it. So that was up significantly in the quarter.

<A – Dale Greene>: Again, it’s the quality piece of the backlog.

<A – Ralph Babb>: Yes.

<Q – Brian Klock>: Great. That’s very helpful. That’s very helpful. And then maybe just another quick follow-up, I guess, the discussion earlier, John, you had made a point about the tsunami impact did affect the auto supply chain. I guess the auto floor plan business was down a little bit in the quarter, but we did have strong auto sales in the first quarter. So is there any sort of a replenishment that we could maybe see that floor plan business come back in the second quarter? And maybe you could talk about the auto supplier book, too. Is there any sort of maybe move over to domestic suppliers getting more business out of this? Maybe you can just talk about that.

<A – Dale Greene>: Let me take that, Brian. This is Dale again. We are clearly – there’s a couple of phenomena, if you will, in the dealer floor plan business. Historically, dealers held a large amounts of inventory, days on hand, 70-80 days wasn’t necessarily unusual. The dealers and the OEM, the manufacturers, are much more disciplined, at least for the moment. So what’s happening is the amount of inventory on – in dealer lots is a lot less on average. The days on hand is lower, which obviously then means the floor plan draws tend to be a little less and that’s just a phenomenon that’s occurred over the last year or two. If you look at our floor plan business, we’re looking at a lot of opportunities. As you know, we’re a top tier auto dealer floor plan financer. That’s the kind of client we want. I suspect that as auto sales continue to do fairly well, I mean we’re looking at 13 million or so units, maybe more. We’ll see. We’ll continue to see, I think, the dealer business do well and grow. As far as the suppliers are concerned, I think the suppliers are doing very well. They’ve rationalized their expense base, as I’ve said before. They’re dealing historically through the cycle, the ones that have survived have dealt with some lower revenue numbers. We’re starting to see the revenue numbers come back a bit as car sales begin to increase. So all in all, I think that’s a good sign.

<A – John Killian>: And, Brian, this is John. And while you might see some availability issues that could reduce unit sales somewhat, you’re going to see better margins on the cars that are sold because the incentives are all going to melt away due to availability concerns.

<A – Speaker>: Yeah.

<Q – Brian Klock>: Right. Right. I mean I guess maybe just the one comment I just want to make, it seems like you’ve got a pipeline that’s building. So you had a lot of noise with the Mortgage Banker Finance book that had a big impact on your commercial balances for the quarter. The runoff is slowing in Commercial Real Estate and it seems like if you’re sticking to this, the same sort of full year guidance of low single digit decreases in average loans, it seems like that’s somewhat conservative. It seems like there’s some dry powder that could come out of the balance sheet here and especially with the commitments picking up and if your margin is at least stable where it is, it seems like you could see something in the second half of the year that actually starts to be some positive loan growth.

<A – Beth Acton>: Yeah. Brian, you have to remember, the guidance is full year ‘10 — ‘11 versus full year ‘10. So we are starting off the year 1.7 billion lower in loans in the first quarter of this year than a year ago. So that’s why when you actually do the math – and as I mentioned earlier, we see perhaps even in the second quarter of trying to cross that line, if you will, of having increased loan growth and then having a better situation in the second half. But the way you do the math, year over year, we’re still – our still estimate is that we’re going to be down low single digits.

<A – Speaker>: Right.

<Q – Brian Klock>: Right. So from here, it looks like we could see that, like I said, maybe across the line in the second quarter [indiscernible].

<A – Beth Acton>: It could be. And as we mentioned earlier –

<A – Ralph Babb>: Yeah.

<A – Beth Acton>: If you exclude Mortgage Banker this quarter, we had loan growth even with Commercial Real Estate runoff.

<A – Speaker>: [indiscernible]

<A – Beth Acton>: So that’s a good sign. And as Dale mentioned, Mortgage Bank is much lower levels, it’s 566 million on average in the quarter, that’s down from 1.1 billion, and it’s – it doesn’t feel like it’s going to go significantly lower than that. It’s been kind of a run rate. That’s kind of an average that it ran in ‘09, actually.

<A – Dale Greene>: Yeah. So the feel for core C&I, I mean, we’re optimistic with pipelines where they are, and so, we’ll see, but we certainly hope that the economy continues to make some progress here because clearly that will only benefit everyone in the economy. We’re looking forward to that.

<Q – Brian Klock>: All right. Great. Thanks for taking my questions.

<A – Speaker>: [indiscernible]

<A – Dale Greene>: Sure.

<A – Ralph Babb>: Thank you.

Operator: And our next question comes from the line of Ken Usdin with Jeffries.

<A – Ralph Babb>: Good morning.

<Q – Bryan Batory>: Bryan Batory from Ken’s team.

<A – Ralph Babb>: Good morning.

<Q – Bryan Batory>: I was wondering if you guys could let me know what your thoughts are on Reg Q and if you see any adverse impact on deposit pricing or asset sensitivity longer-term?

<A – Beth Acton>: Reg Q permits interest to be paid on deposits. It doesn’t require it. So that’s a first point. The second is today we already [indiscernible] – some of our customers, corporate customers give value to those balances, anyway, through an earnings credit. So to the extent that economic equation kind of continues, whether it’s explicit interest or [indiscernible] the earnings credit situation, we don’t see, unless there’s an economic change in the relationship on value between us and our customers, that we’ll see a significant impact from Reg Q. And particularly in this low rate environment. As rates rise and if behaviors of bankers turn into a different situation, then we’ll have to monitor it. But I also see Reg Q as a possibility to continue to encourage re-intermediation into the banking system and that’s a positive from our vantage point and could be opportunities there as well. And certainly, if it is allowing us to increase deposits even further, then it’s certainly a cheaper way to raise funding than it is through wholesale funding. So while there’s some negatives to it, we also see some positives. And we’ll just know over time how it’s working out.

<Q – Bryan Batory>: Okay. Thanks. And one follow-up. Longer term, do you guys see the margin being capable of getting back to the 4% plus level that it ran previously? And if so, what are some of the drivers of that? Thanks.

<A – Beth Acton>: We don’t see structural reasons why – our balance sheet hasn’t fundamentally changed. The kinds of business that we do has not fundamentally changed in a significant way. So fundamentally, we don’t see any inhibitor to getting back to the margin levels that we’ve had in the past, high 3s, low 4s. Obviously, an important aspect of that is getting interest rates at a higher, more normal level. If we get rates to what you would say would be more normalized of 300 or 400 basis points versus 25, we could get back to those levels.

<Q – Bryan Batory>: Okay. Thanks.

<A – Ralph Babb>: Thank you.

Operator: And our next question comes from the line of Terry McEvoy with Oppenheimer.

<A – Ralph Babb>: Good morning, Terry.

<Q – Terry McEvoy>: Hi. Good morning. I know your guidance – or, excuse me, your full year outlook does not incorporate the Sterling transaction. But since it is going to close in the second quarter, could you maybe talk about the impact, particularly to average earning assets? Sterling had, I believe, 1.6 billion of securities at the end of the first quarter and $2.6 billion of loans. So would you expect the securities part, in particular, to decline in size once it’s incorporated into Comerica’s balance sheet?

<A – Beth Acton>: Terry, we will be giving guidance in July in connection with our second quarter earnings, which will have Sterling in for a period of time, which would incorporate the bank in total, the consolidated entity. So you can get some understanding of what that means, whether it’s similar to the kinds of guidance we give today. We are going through an evaluation of a lot of different aspects of both the funding side as well as the investment side for Sterling. I would say – I could say that we are certainly going to have a bigger balance sheet, and as a result of that, probably the 6.5 billion that we have as a securities portfolio will likely be higher. Whether it’s the full amount of the 1.5 billion that they have today, we’re continuing to evaluate, but it clearly, the consolidated entity will have a larger securities portfolio than Comerica stand-alone will.

<A – Ralph Babb>: And over time it will match our portfolio.

<A – Beth Acton>: The portfolio from a quality standpoint and duration standpoint will look very similar to ours as well.

<Q – Terry McEvoy>: And just one follow-up on credit, I guess, first off, the recovery in that Residential, Commercial Real Estate did not go unnoticed. I know that’s been a tough two years. And the question on credit was just, any theme or consistency among those C&I Middle Market charge-offs that you commented on earlier that showed a slight increase in the first quarter?

<A – John Killian>: Nothing that I would say is a theme. The trend was dominated by a couple of credits that were previously identified in the Michigan Middle Market portfolio and they are just working their way through the system. When you take a look at our major credit metrics, as we said before, they’ve improved yet again this quarter and six or seven quarters in a row with a great improvement in the watch list as well. So we have analyzed that Middle Market trend this quarter in about every which way we can think of from the watch list to migration trends, to default trends, and nonaccruals. And everything looks stable. We don’t believe it is a trend of future indications in Middle Market.

<Q – Terry McEvoy>: Thanks, John.

<A – Ralph Babb>: Thank you.

Operator: Okay. And our next question comes from the line of Gary Tenner with Davidson.

<A – Ralph Babb>: Good morning.

<Q – Gary Tenner>: Just a question. I know you commented a little bit earlier on the competitive environment. I wonder if you could differentiate the competitor – the competitive environment a bit between Texas and California right now.

<A – Ralph Babb>: Dale?

<A – Dale Greene>: Well, I would say a couple of things that in the Texas market, in particular, where we’ve clearly established, I think, a great presence, particularly since we have our headquarters here and all of our senior executives are very active in the market, very active in the community, we clearly, I think, have a nice advantage or competitively, I think, we’re doing well, particularly in the space that we want to participate in, Small Business, Middle Market, Energy. We clearly – those are business lines that we’ve been in for some time and have successfully prosecuted. And our market share, and so particularly with the acquisition of Sterling, I think will help a lot. In California, you’re dealing with a number of competitors, depending on the business line. Our Technology & Life Science business, for example, has a very limited number of technology competitors that we know very well and compete well against versus a Middle Market where you’re in the south or the north, it can have some difference on who your competitors are, but it’s generally the folks you all know. So the competitive environment in the Middle Market generally in California is very aggressive. It’s clearly on structure and price. But even there, we’ve seen nice inroads, we’ve seen nice growth in backlogs and increasing market share. It’s a large market where we have a small share. We prosecute the same brand of business banking there that we do in all of our other markets. And we believe that given what we do and how long we’ve been in that market, we will continue to be successful.

<Q – Gary Tenner>: Would you say on the Middle Market front, the pricing competition is greater in California than Texas right now?

<A – Dale Greene>: I don’t know that I would characterize it as more competitive on the pricing front in California versus Texas. Perhaps a bit. Clearly folks are sitting with a lot of liquidity looking to deploy that in any way they can. Looking for obviously good earning assets. So California may be a bit more competitive. But again, it depends on the market. It depends on the line of business. For us, frankly, if you look at our TLS business which has grown nicely and has big deposit business and strong backlogs, pricing there tends to be – I don’t want to say it’s not competitive, because it is, but we kind of – I think we hold our own very well. Middle Market tends to be, perhaps, a little more competitive there, but in general the competition is tough in most places where we’re doing business. We’ve seen that. So – and from our perspective as well we tend to sit in kind of a space that says we like granularity in our portfolios. We don’t see a lot of competitors maybe looking to take bigger pieces of loans than maybe we would otherwise like to take. And we’re careful about that as well, so it kind of depends on the line of business and the competitors. Some very large competitors in California, which we may not see as much in Texas.

<Q – Gary Tenner>: Great. And just one last question if I can. On the commercial loan side where you have had some growth, how much of that would you estimate has come from participating in syndicated loans versus your own loans?

<A – Dale Greene>: Most of it’s stuff we just originated ourselves. There’s really – the only place, frankly, you might see a little bit more of that might be in our Energy book, because there you’re doing – while you’re not doing the very large folks, you’re doing kind of the midcap kind of companies where you want to share the risk and share the deals. But even there we are looking for obviously full relationships and many times we lead those deals because we’ve got a strong Energy business. But everything else would be really we’re the only bank.

<Q – Gary Tenner>: Okay. Great. Thanks for the color.

<A – Ralph Babb>: Thank you.

<A – Speaker>: Thank you.

Operator: And our next question comes from the line of Michael Rose with Raymond James.

<A – Ralph Babb>: Good morning, Michael.

<Q – Michael Rose>: Just two quick questions for you. First, when I look at your loans by market, is there anything in the international line of business that caused the increase quarter over quarter?

<A – Dale Greene>: No. I would say there’s nothing in particular that would have caused that. We – our – frankly, a lot of what we look at there is reverse investment, foreign firms doing business in the States typically. So we’ve seen some nice activity there, but those tend to be Middle Market-like deals that happen to be owned by foreign parents oftentimes.

<Q – Michael Rose>: Okay. Great. And then secondarily, on the Sterling results this morning, was there – I know you said it was in line kind of with your expectations, but was there anything either positive or negative that surprised you?

<A – Ralph Babb>: I think the comment, it’s very much in line with our expectations.

<Q – Michael Rose>: Okay. Thank you.

<A – Ralph Babb>: Yes.

Operator: And our next question comes from the line of Brent Erensel with Portales Partners.

<A – Ralph Babb>: Good morning.

<Q – Brent Erensel>: Good morning. On the return of capital, you talked about 50% and it was likely to resume in the second half. Just doing the math, I guess the dividend is going to cost you about 80 million a year. And that leaves maybe 120 million for buybacks. That’s about 3 million shares. Is that sort of in your thinking?

<A – Beth Acton>: Well, if I told – if I answered that, I would be giving you earnings guidance, which we don’t. All I can say is the pace at which you saw in the first quarter we earned about a 33% payout. Our goal is to get to a full year payout in total for the full year of up to 50%. And so obviously the pace will pick up for the balance of the year in order to get to that goal.

<Q – Brent Erensel>: Okay. More specifically, do you base this on annual or quarterly results?

<A – Beth Acton>: The guidance we gave you was looking at it on an annual basis, but obviously we monitor the capital situation on a quarterly basis. But we were really looking at – the guidance we gave you was an annual target, but we do give consideration as we go through the quarters.

<Q – Brent Erensel>: Okay. Thank you.

<A – Ralph Babb>: Thank you.

Operator: And there are no further questions in the queue at this time. I will now turn the conference over to Ralph Babb for any further presentation.

Ralph Babb - Comerica Incorporated - Chairman, CEO, President

Well, I would like to thank everyone for joining us and your interest in Comerica. Thank you very much.

Operator: Thank you, ladies and gentlemen. This does conclude today’s conference call. You may now disconnect.